SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Belmond Ltd.

(Name of Issuer)

Class A Common Shares, par value $0.01 each

(Title of Class of Securities)

G1154H107

(CUSIP Number)

LVMH Moët Hennessy Louis Vuitton SE

22, Avenue Montaigne

75008 Paris, France

Attn: Bernard Kuhn

General Counsel

+33 1 44 13 23 61

with a copy to:

Baker & McKenzie LLP

300 East Randolph Street

Chicago, Illinois 60601

Attn: Craig Roeder

(312) 861 3730

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 17, 2019

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G1154H107	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY] LVMH Moët Hennessy Louis Vuitton SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 103,308,631 (see Items 4 and 5)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 103,308,631 (see Items 4 and 5)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,308,631 (see Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% of the outstanding Class A Shares(1)
14	TYPE OF REPORTING PERSON CO

(1)

Calculation of percentage based on 103,308,631 Class A Shares (as defined below) outstanding as of the immediately prior to the Effective Time (as defined below), which occurred on April 17, 2019, according to the Issuer’s (as defined below) transfer agent.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) in respect of Belmond Ltd., an exempted company incorporated in Bermuda (the “Issuer”), relates to (i) class A common shares, par value $0.01 per share, of the Issuer (such class of shares, the “Class A Shares”), including an aggregate of 12,646,787 Class A Shares previously purchased by LVMH Moët Hennessy Louis Vuitton SE, a corporation organized under the laws of France (“LVMH”), through one of LVMH’s wholly-owned subsidiaries (such aggregate number of previously purchased Class A Shares, the “Purchased Class A Shares”), and (ii) the Agreement and Plan of Merger, dated as of December 13, 2018 (the “Merger Agreement”), by and among Issuer, LVMH, Palladio Overseas Holding Limited, a company organized under the laws of England and Wales and a wholly-owned subsidiary of LVMH (“Holding”), and Fenice Ltd., an exempted company organized under the laws of Bermuda and a wholly-owned subsidiary of Holding (“Merger Sub”), pursuant to which LVMH subsequently acquired the Issuer on April 17, 2019.

This Amendment amends and supplements certain information disclosed in the statement on Schedule 13D filed on December 27, 2018 (the “Original 13D,” and together with this Amendment, the “Schedule 13D”) by LVMH. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original 13D. Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original 13D.

As noted in the Original 13D, the descriptions of the Merger Agreement, the Support Agreement, the Rights Agreement Amendment and the transactions contemplated thereby, including the Merger, contained in the Schedule 13D do not purport to be complete and remain qualified in their entirety by the full text thereof, which are attached as Exhibit 2.1, Exhibit 10.1 and Exhibit 4.1, respectively, to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 14, 2018.

Item 2. Identity and Background.

The last two paragraphs of Item 2 of the Original 13D are hereby amended and restated in their entirety as follows:

Set forth on Annex A to this Schedule 13D, and incorporated herein by reference, is a list of the directors and executive officers of LVMH, which contains the following information with respect to each such person: (i) name, (ii) business address, (iii) present principal occupation or employment, and the name, principal business and address of the corporation or other organization in which such employment is conducted and (iv) citizenship.

During the last five years, neither LVMH nor, to LVMH’s knowledge, any of the persons listed in Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is hereby amended and restated in its entirety as follows:

LVMH acquired the Purchased Class A Shares with working capital in open market and privately negotiated purchases as set forth on Annex B to this Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the Purchased Class A Shares beneficially owned by LVMH was approximately $313,617,000, excluding brokerage commissions. Other than the foregoing consideration paid by LVMH for the Purchased Class A Shares and the related brokerage fees, LVMH has not paid, and will not pay, any other funds or consideration in connection with the Purchased Class A Shares.

At the Effective Time (as defined below), and pursuant to the terms of the Merger Agreement, LVMH paid $25.00 per Class A Share in cash, net of applicable withholding taxes and without interest (the “Per Share Merger Consideration”), in exchange for all of the Class A Shares issued and outstanding immediately prior to the Effective Time other than the Purchased Class A Shares (the “Remaining Class A Shares”). The aggregate consideration paid by LVMH for all outstanding Class A Shares entitled to the Per Share Merger Consideration and for (i) all Issuer stock options, (ii) all Issuer deferred share awards and (iii) all Issuer performance share awards, in each case outstanding immediately prior to the Effective Time and to the extent converted into the right to receive Per Share Merger Consideration pursuant to the Merger Agreement, as described in Item 4 herein, amounted to approximately USD 2.31 billion.

At the Effective Time, and pursuant to the terms of the Merger Agreement, the Purchased Class A Shares were cancelled and not entitled to any consideration or any repayment of capital in connection therewith.

Item 4. Purpose of Transaction.

Item 4 of the Original 13D is hereby amended and supplemented to add the following at the end thereof:

Consummation of the Merger

On April 17, 2019, pursuant to, and upon the terms and subject to the conditions of, the Merger Agreement, Merger Sub was merged with and into the Issuer in accordance with the Bermuda Companies Act (the “Merger”). At the effective time of the Merger, which occurred the same day (the “Effective Time”), the separate corporate existence of Merger Sub ceased, with the Issuer being the surviving company in the Merger (the “Surviving Company”) and becoming a subsidiary of Holding.

At the Effective Time, each Class A Share issued and outstanding immediately prior to the Effective Time (other than Class A Shares held by the Issuer as treasury shares or that were owned by LVMH, Holding, Merger Sub or any other subsidiary of LVMH, including the Purchased Class A Shares, or by any subsidiary of the Issuer) was converted into the right to receive the Per Share Merger Consideration. Any Class A Shares held by the Issuer as treasury shares or that were owned by LVMH, Holding or Merger Sub, including the Purchased Class A Shares, were cancelled and not entitled to any consideration or any repayment of capital in connection therewith. Any Class A Shares held by a subsidiary of the Issuer or LVMH (other than Holding or Merger Sub) continued as such shares of the Surviving Company but were not entitled to any consideration or any repayment of capital in connection therewith. All of the Issuer’s class B common shares, par value $0.01 per share (“Class B Shares”), remain outstanding as such class of shares of the Surviving Company and were unaffected by the Merger and not entitled to any consideration or any repayment of capital in connection therewith.

At the Effective Time, (i) all Issuer stock options outstanding immediately prior to the Effective Time were cancelled in exchange for the right to receive a lump sum cash payment (without interest and less applicable withholding taxes) in an amount equal to the excess of the Per Share Merger Consideration over the per share exercise price of the option, multiplied by the number of Class A Shares underlying the option, (ii) all Issuer deferred share awards and Issuer restricted share awards outstanding immediately prior to the Effective Time were cancelled in exchange for the right to receive a lump sum cash payment (without interest and less applicable withholding taxes) in an amount equal to the Per Share Merger Consideration, multiplied by the number of Class A Shares underlying the award and (iii) all Issuer performance share awards outstanding immediately prior to the Effective Time were cancelled in exchange for the right to receive a lump sum cash payment (without interest and less applicable withholding taxes) in an amount equal to the Per Share Merger Consideration, multiplied by the number of Class A Shares subject to the performance share award calculated based on the target level of achievement.

Expiration of Preferred Share Purchase Rights

Pursuant to the Rights Agreement Amendment, in connection with the Merger, upon the occurrence of the Effective Time, the preferred share purchase rights issued under the Rights Agreement and attached to each issued and outstanding Class A Share expired and ceased to be exercisable effective as of immediately prior to the Effective Time.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

Prior to December 18, 2018, LVMH was not a beneficial owner, for purposes of Rule 13d-3 under the Act, of any Class A Shares or any other securities exchangeable or convertible into any such shares. As a result of the purchases set forth on Annex B, LVMH acquired sole beneficial ownership of the Purchased Class A Shares through one of its wholly-owned subsidiaries. As of the Effective Time and as a result of the consummation of the Merger, LVMH further acquired sole beneficial ownership of the Remaining Class A Shares pursuant to the terms and conditions of the Merger Agreement. To LVMH’s knowledge, no Class A Shares are beneficially owned by any of the persons identified in Annex A.

The issued and outstanding Class A Shares acquired by LVMH, including the Purchased Class A Shares, represent 100% of the issued and outstanding Class A Shares of the Issuer, based upon 103,308,631 Class A Shares outstanding as of the immediately prior to the Effective Time, according to the Issuer’s transfer agent, and were cancelled and converted into the same number of such shares of the Surviving Company at the Effective Time. Such Class A Shares, as cancelled and converted into shares of the Surviving Company, represent approximately 36.4% of the outstanding combined voting power of the Surviving Company as of the Effective Time, based upon (i) the foregoing outstanding Class A Shares, (ii) 18,044,478 Class B Shares outstanding as of immediately prior to the Effective Time, according to the Issuer’s transfer agent, which remain outstanding as such shares of the Surviving Company and unaffected by the Merger, and (iii) the bye-laws of the Issuer becoming the bye-laws of the Surviving Company pursuant to the Merger Agreement and each class A common share of the Surviving Company thus being entitled to 1/10th of one vote and each class B common share of the Surviving Company being entitled to one vote, with such class A shares and class B shares voting together as a single class on all matters submitted for the approval of the shareholders of the Surviving Company, except as otherwise required by applicable law or the bye-laws of the Surviving Company.

LVMH, through its applicable wholly-owned subsidiary, has the sole power to vote, or to direct the vote of, and the sole power to dispose, or direct the disposition of, its acquired Class A Shares. Neither LVMH nor its applicable wholly-owned subsidiary nor, to LVMH’s knowledge, any person identified in Annex A is a member of any “group” within the meaning of Section 13(d)(3) of the Act.

(c) As described in Items 3 and 4 above, LVMH entered into the Merger Agreement and the Support Agreement, acquired the Purchased Class A Shares and subsequently acquired the Remaining Class A Shares. Except as set forth herein with reference to the Merger Agreement, LVMH has not effected any transaction in any Class A Shares during the past 60 days.

(d) To LVMH’s knowledge, no person other than LVMH through its applicable wholly-owned subsidiary has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares beneficially owned by LVMH.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 2019 LVMH MOËT HENNESSY LOUIS VUITTON SE

/s/ Bernard Kuhn
Name: Bernard Kuhn Title: General Counsel

Annex A

Directors and Executive Officers of the Reporting Person

The following table sets forth the (i) name, (ii) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which employment is conducted, and (iii) citizenship of each of the directors and executive officers of LVMH. Unless otherwise indicated, the business address of each of the executive officers and directors set forth below is 22, Avenue Montaigne 75008 Paris, France.

Name	Present principal occupation or employment and the name, principal business and address of the corporation or other organization in which employment is conducted	Citizenship
Directors
Bernard Arnault	Chairman and Chief Executive Officer of LVMH	French
Antonio Belloni	Group Managing Director of LVMH	Italian
Antoine Arnault	Chief Executive Officer of Berluti, Berluti 120, rue du Faubourg Saint Honoré 75008 Paris, France	French
Delphine Arnault	Director and Executive Vice President of Louis Vuitton, Louis Vuitton Malletier 2, rue du Pont- Neuf 75001 Paris, France	French
Nicolas Bazire	Development and Acquisitions of LVMH	French
Sophie Chassat	Chairman of INTIKKA 26 rue de Grenelle 75007 Paris, France	French
Charles de Croisset	International Advisor, Goldman Sachs International, Goldman Sachs International Peterborough Court, 133 Fleet Street EC4A 2BB London, United Kingdom	French
Diego Della Valle	Chairman and Director delegate of Tod’s SpA, Tod’s SpA Corso Venisia, 30 20121 Milan, Italy	Italian
Clara Gaymard	Co-founder and CEO of Raise, Raise 138 bis, rue de Grenelle 75007 Paris, France	French
Iris Knobloch	President Warner Bros. Entertainment France SAS 115/123 avenue Charles de Gaulle – 92525 Neuilly-sur-Seine Cedex - France	German
Marie-Josée Kravis	President of the Museum of Modern Art (MOMA) 625 Park Avenue New York, United States 10065	United States
Charles Powell	Cross-bench Member of the House of Lords, LVMH – Clarendon House 12 Clifford Street W1S 2LL London, United Kingdom	British
Marie-Laure Sauty de Chalon	Professor at the Institut d’Etudes Politiques of Paris 14 rue Rambuteau 75003 Paris, France	French
Yves-Thibault de Silguy	Managing Partner of YTSeuropaconsultants 13 bis avenue de la Motte Picquet 75007 Paris, France	French
Hubert Védrine	Managing Partner, Hubert Védrine (HV) Conseil SARL, Hubert Védrine (HV) Conseil 15 rue de Laborde 75008 Paris, France	French
Advisory Board Members
Yann Arthus-Bertrand	Chairman Goodplanet Foundation Carrefour de Longchamp – 75116 Paris (France)	French
Paolo Bulgari	Chairman of Bvlgari, Bvlgari Lungotevere Marzio, 11 00187 Rome, Italy	Italian

A-1

Name	Present principal occupation or employment and the name, principal business and address of the corporation or other organization in which employment is conducted	Citizenship
Executive Officers Not Already Listed Above as Directors
Pietro Beccari	Chairman and Chief executive Officer of Christian Dior Couture	Italian
Michael Burke	Chairman and Chief Executive Officer of Louis Vuitton	French
Chantal Gaemperle	Executive Vice President of Human Resources and Synergies of LVMH	Swiss
Jean-Jacques Guiony	Chief Financial Officer of LVMH	French
Christopher de Lapuente	Chairman and Chief Executive Officer of Sephora and Beauty	British
Philippe Schaus	Chief Executive Officer of Moët Hennessy Wines and Spirits	Luxembourg
Sidney Toledano	Chairman and Chief Executive Officer of LVMH Fashion Group	French
Jean-Baptiste Voisin	Chief Strategy Officer of LVMH	French
Marc-Antoine Jamet	General Secretary of LVMH	French

A-2

Annex B

Transactions to Acquire the Purchased Class A Shares

The following table sets forth the transactions in Class A Shares effected by LVMH through one of its wholly-owned subsidiaries pursuant to which LVMH acquired the Purchased Class A Shares, including the date of transaction, the amount of securities involved, the price per share and how the transaction was effected.

Date of Transaction	Amount of Class A Shares	Price Per Share	Transaction Method
December 18, 2018	3,753,732	$24.72	Open Market Purchase
December 19, 2018	757,417	$24.83	Open Market Purchase
December 19, 2018	6,591,298	$24.85	Privately Negotiated Purchase
December 20, 2018	1,544,340	$24.75	Open Market Purchase

B-1